SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 OF THE SECURITIES EXCHANGE ACT OF 1934

P.E. 5-1-01

For the month of May, 2002

Perusahaan Perseroan (Persero) P.T.
Indonesian Satellite Corporation
(Translation of Registrant's Name into English)

Indosat Building
Jalan Medan Merdeka Barat, 21
Jakarta 10110 - Indonesia
(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ✓ Form 40-F _____

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information of the Commission to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes _____ No ✓

(If " Yes " is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____.)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Perusahaan Perseroan (Persero) P.T.
Indonesian Satellite Corporation

Date : May 22, 2002

By : ______________________________
Name : Hari Kartana
Title : President

INDOSAT

Ref. 453/GUI/HM.110/02

May 22nd, 2002

Securities and Exchange Commission
450 Fifth Street, N.W.
Judiciary Plaza
Washington, D.C. 20549
USA
Fax No.: (202) 9429525

Attn.: **Filing Desk**

Re. : Announcement of Indosat's 2002 Extraordinary General Meeting

Dear Sir,

Please find attached the announcement of Indosat's 2002 Extraordinary General Meeting, which is published on 3 local newspaper at May 22, 2002.

Thank you for your attention.

Sincerely yours,

Hari Kartana
President

Jl. Medan Merdeka Barat 21
P.O.Box 2905, Jakarta 10110, Indonesia
Tel. : 021.381.0777, 380.2614
Fax.: 021.345.8155, 380.9633

INDOSAT
Easier. Simpler. Better

PERUSAHAAN PERSEROAN (PERSERO)
PT INDONESIAN SATELLITE CORPORATION Tbk
(hereinafter referred to the "Company")

ANNOUNCEMENT TO THE SHAREHOLDERS ON THE EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS ("EGM")

In accordance to article 22 of the Articles of Association of Perusahaan Perseroan (Persero) PT Indonesian Satellite Corporation Tbk, abbreviated as PT INDOSAT (Persero) Tbk, hereinafter referred to as the Company, it is hereby announced that the Extraordinary General Meeting of Shareholders of the Company, will be held on:

Date	:	Thursday, June 20, 2002
Time	:	9.00 a.m. (local time)
Venue	:	Gedung Indosat Auditorium 4 th Floor Jl. Medan Merdeka Barat No. 21 Jakarta 10110

Shareholders who are entitled to attend the EGM are :

a. For the shares that have not been electronically registered into the Collective Custody only the shareholders whose names are registered in Company's Share Register or their representative as of 4.00 p.m. of May 28, 2002 .

b. For the shares in the PT KSEI Collective Custody only the account holders whose names are registered as the Company Shareholders in the security account of the Custodian Bank or Securities Company and in the Account Holder Register, or their representative, as of 4.00 p.m. of May 28, 2002.

Each and every shareholder's proposal will be included in the EGM agenda provided that such proposal complies with the terms and conditions stipulated in article 20 paragraph 3 of the Articles of Association of the Company.

The invitation for the above mentioned EGM will be advertised in the same daily newspaper on June 5, 2002.

Jakarta, May 22, 2002
PT INDOSAT (Persero) Tbk
Board of Executive Directors